The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended July 31, 2002, amounts have been reclassified to reflect an increase in paid-in capital of $97,192, a decrease in undistributed net investment income of $92,482, and a decrease in accumulated net realized gain on investments of $4,710. Net assets of the Fund were unaffected by the reclassifications.